UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT TO
SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): January 24, 2011

McDONALD'S CORPORATION
(Exact Name of Registrant as Specified in Charter)

Delaware	**1-5231**	**36-2361282**
(State or Other Jurisdiction of Incorporation)	**(Commission File Number)**	**(IRS Employer Identification No.)**

One McDonald's Plaza
Oak Brook, Illinois
(Address of Principal Executive Offices)

60523
(Zip Code)

(630) 623-3000
(Registrant's telephone number, including area code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition.

On January 24, 2011, McDonald's Corporation (the "Company") issued an investor release reporting the Company's results for the fourth quarter and 2010 year-end results. A copy of the related investor release is being filed as Exhibit 99.1 to this Form 8-K and is incorporated by reference in its entirety. Also filed herewith and incorporated by reference as Exhibit 99.2 is supplemental information for the quarter and year ended December 31, 2010. The information under this Item 2.02, including such Exhibits, shall be deemed to be "filed" for purposes of the Securities Exchange Act of 1934, as amended.

Item 9.01. Financial Statements and Exhibits.

(d) *Exhibits.*

99.1   Investor Release of McDonald's Corporation issued January 24, 2011: McDonald's Delivers Another Year of Strong Results in 2010

99.2   McDonald's Corporation: Supplemental Information, Quarter and Year Ended December 31, 2010

**SIGNATURES**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

McDONALD'S CORPORATION
(Registrant)

Date: January 24, 2011

By: /s/ Kevin M. Ozan

Kevin M. Ozan
Corporate Senior Vice President –
Controller

Exhibit Index

Exhibit No. 99.1   Investor Release of McDonald's Corporation issued January 24, 2011:
McDonald's Delivers Another Year of Strong Results in 2010

Exhibit No. 99.2   McDonald's Corporation: Supplemental Information, Quarter and Year Ended December 31, 2010

Exhibit 99.1



FOR IMMEDIATE RELEASE
1/24/11

FOR MORE INFORMATION CONTACT:
Investors: Kathy Martin, 630-623-7833
Media: Heidi Barker, 630-623-3791

McDONALD'S DELIVERS ANOTHER YEAR OF STRONG RESULTS IN 2010

OAK BROOK, IL — McDonald's Corporation today announced positive results for the fourth quarter and year ended December 31, 2010, fueled by strong comparable sales.

"Every day, more than 62 million customers around the world choose our restaurants for the McDonald's experience – great tasting, high-quality food that's affordable, convenient and served in a contemporary and inviting atmosphere. During 2010, we continued our efforts toward becoming our customers' favorite place and way to eat and drink – and customers rewarded us by visiting our restaurants more often*,"* said McDonald's Chief Executive Officer Jim Skinner. "As a result, we generated strong sales and delivered profitable market share growth, along with higher global revenues, operating income and earnings per share. McDonald's continued success demonstrates that our Plan to Win works in any environment and has positioned us to continue our performance in 2011."

Full year 2010 highlights included:

- Global comparable sales increase of 5.0%, with positive comparable sales across all geographic segments for every quarter

- Consolidated revenues up 6% (5% in constant currencies) to a record-high $24 billion

- Combined operating margin increase of 90 basis points to 31.0%

- Consolidated operating income increase of 9% (9% in constant currencies) with the U.S. up 7%, Europe up 8% (12% in constant currencies) and APMEA up 21% (11% in constant currencies)

- Earnings per share of $4.58, up 11% (11% in constant currencies)

- Return of $5.1 billion to shareholders through share repurchases and dividends paid

Fourth quarter highlights included:

- Global comparable sales increase of 5.0%, with the U.S. up 4.4%, Europe up 3.4% and APMEA up 5.5%

- Consolidated revenues increased 4% (5% in constant currencies)

- Earnings per share of $1.16, up 5% (6% in constant currencies)

In the U.S., ongoing emphasis on driving customer traffic, menu innovation and compelling value delivered industry-leading comparable sales growth during the fourth quarter, despite December's sales being dampened by inclement weather. During the quarter, the U.S. reinforced the Company's dedication to value and variety by featuring Chicken McNuggets, McRib and the everyday affordability of the food and beverage options available across McDonald's menu. The U.S. continued to build brand loyalty and enhanced the customer experience with the popular Monopoly promotion and the introduction of the Caramel Mocha to the successful McCafé line-up.

Europe's comparable sales and guest counts increased for the quarter despite very severe weather, most notably in Germany and the U.K. during December. France and Russia led the segment's fourth quarter operating income growth of 2% (9% in constant currencies). Europe's focus on upgrading the customer experience through ongoing restaurant modernization, expanded drive-thru service and four-tier menu pricing contributed to the segment's results.

In the fourth quarter, Asia/Pacific, Middle East and Africa (APMEA) delivered strong comparable sales, led by Japan, Australia and China, and operating income growth of 18% (10% in constant currencies). Menu innovation, value initiatives and limited-time offers created excitement and drove consumer demand in this key growth region.

Jim Skinner continued, "McDonald's continues to operate from a position of strength. Our recurring cash flow and strong balance sheet allow us to invest appropriately in our business and return significant amounts of cash to our shareholders. In 2011, we plan to invest about $2.5 billion of capital – roughly half dedicated to opening approximately 1,100 new McDonald's restaurants and the other half allocated to investing in our existing locations, including reimaging."

Jim Skinner concluded, "Our results for 2010 reflect the power of our customer-centered initiatives, the fundamentals of our business model and the alignment between McDonald's franchisees, suppliers and employees. I am confident that these strengths will endure and continue to deliver for our System and our shareholders over the long term. We are off to a good start in 2011 - our momentum is continuing in January with global comparable sales expected to increase 4-5%."

KEY HIGHLIGHTS – CONSOLIDATED
Dollars in millions, except per share data

	Quarters ended December 31,				Years ended December 31,			
	2010	2009	% Inc	% Inc Excluding Currency Translation	2010	2009	% Inc	% Inc Excluding Currency Translation
Revenues	$6,214.1	$5,973.4	4	5	$24,074.6	$22,744.7	6	5
Operating income	1,857.2	1,826.3	2	3	7,473.1	6,841.0	9	9
Net income	1,242.3	1,216.8	2	3	4,946.3	4,551.0	9	8
Earnings per share-diluted*	1.16	1.11	5	6	4.58	4.11	11	11

*   Foreign currency translation had a negative impact of $0.02 on 2010 diluted earnings per share for the quarter and a positive impact of $0.01 per share for the year.

In addition, the following items impacted the constant currency growth in operating income and diluted earnings per share for the quarter and year ended December 31, 2010 compared with 2009:

For the quarters ended December 31, 2010 and 2009:

• $0.01 per share after tax income in 2010 and $0.08 per share after tax income in 2009 of Impairment and other charges (credits), net primarily related to the resolution of certain liabilities retained in connection with the 2007 Latin America developmental license transaction

- In aggregate, these items negatively impacted the constant currency growth in operating income and diluted earnings per share for the quarter by 3 and 7 percentage points, respectively

For the years ended December 31, 2010 and 2009:

- $0.02 per share after tax charge in 2010 of Impairment and other charges (credits), net primarily related to restaurant closings in Japan in conjunction with the first quarter strategic review of the market's restaurant portfolio, partly offset by after tax income primarily due to the resolution of certain liabilities retained in connection with the 2007 Latin America developmental license transaction

- $0.08 per share after tax income in 2009 of Impairment and other charges (credits), net primarily related to the resolution of certain liabilities retained in connection with the 2007 Latin America developmental license transaction

- $0.05 per share after tax gain in 2009 related to the sale of the Company's minority interest in Redbox Automated Retail, LLC

- In the aggregate, these items negatively impacted the constant currency growth in operating income and diluted earnings per share for the year by 1 and 5 percentage points, respectively

THE FOLLOWING DEFINITIONS APPLY TO THESE TERMS AS USED THROUGHOUT THIS RELEASE

Comparable sales represent sales at all restaurants and comparable guest counts represent the number of transactions at all restaurants, whether operated by the Company or by franchisees, in operation at least thirteen months including those temporarily closed. Some of the reasons restaurants may be temporarily closed include reimaging or remodeling, rebuilding, road construction and natural disasters. Comparable sales exclude the impact of currency translation. Management reviews the increase or decrease in comparable sales and comparable guest counts compared with the same period in the prior year to assess business trends. The number of weekdays and weekend days, referred to as the calendar shift/trading day adjustment, can impact comparable sales and guest counts. In addition, the timing of holidays can impact comparable sales and guest counts.

Information in constant currency is calculated by translating current year results at prior year average exchange rates. Management reviews and analyzes business results excluding the effect of foreign currency translation and bases certain incentive compensation plans on these results because they believe this better represents the Company's underlying business trends.

RELATED COMMUNICATIONS

McDonald's Corporation will broadcast its investor conference call live over the Internet at 10:00 a.m. Central Time on January 24, 2011. A link to the live webcast will be available at www.investor.mcdonalds.com. There will also be an archived webcast and podcast available for a limited time.

See Exhibit 99.2 in the Company's Form 8-K filing for supplemental information related to the Company's results for the quarter and year ended December 31, 2010.

The Company plans to release January 2011 sales information on February 8, 2011.

FORWARD-LOOKING STATEMENTS

This release contains certain forward-looking statements, which reflect management's expectations regarding future events and operating performance and speak only as of the date hereof. These forward-looking statements involve a number of risks and uncertainties. The factors that could cause actual results to differ materially from our expectations are detailed in the Company's filings with the Securities and Exchange Commission, such as its annual and quarterly reports and current reports on Form 8-K.

McDONALD'S CORPORATION
CONDENSED CONSOLIDATED STATEMENT OF INCOME

Dollars and shares in millions, except per share data

Quarters ended December 31,	2010	2009	Inc / (Dec) $	%
Revenues				
Sales by Company-operated restaurants	$4,170.2	$4,030.0	140.2	3
Revenues from franchised restaurants	2,043.9	1,943.4	100.5	5
TOTAL REVENUES	6,214.1	5,973.4	240.7	4
Operating costs and expenses				
Company-operated restaurant expenses	3,379.8	3,271.6	108.2	3
Franchised restaurants–occupancy expenses	359.8	348.4	11.4	3
Selling, general & administrative expenses	665.8	655.8	10.0	2
Impairment and other charges (credits), net	(12.1)	(62.0)	49.9	80
Other operating (income) expense, net	(36.4)	(66.7)	30.3	45
Total operating costs and expenses	4,356.9	4,147.1	209.8	5
OPERATING INCOME	1,857.2	1,826.3	30.9	2
Interest expense	117.0	115.2	1.8	2
Nonoperating (income) expense, net	6.6	10.1	(3.5)	(35)
Income before provision for income taxes	1,733.6	1,701.0	32.6	2
Provision for income taxes	491.3	484.2	7.1	1
NET INCOME	$1,242.3	$1,216.8	25.5	2
EARNINGS PER SHARE-DILUTED	$ 1.16	$ 1.11	0.05	5
Weighted average shares outstanding-diluted	1,068.8	1,093.1	(24.3)	(2)

4

McDONALD'S CORPORATION
CONDENSED CONSOLIDATED STATEMENT OF INCOME

Dollars and shares in millions, except per share data

Years ended December 31,	2010	2009	Inc / (Dec) $	Inc / (Dec) %
Revenues				
Sales by Company-operated restaurants	$16,233.3	$15,458.5	774.8	5
Revenues from franchised restaurants	7,841.3	7,286.2	555.1	8
TOTAL REVENUES	24,074.6	22,744.7	1,329.9	6
Operating costs and expenses				
Company-operated restaurant expenses	13,059.5	12,651.2	408.3	3
Franchised restaurants–occupancy expenses	1,377.8	1,301.7	76.1	6
Selling, general & administrative expenses	2,333.3	2,234.2	99.1	4
Impairment and other charges (credits), net	29.1	(61.1)	90.2	n/m
Other operating (income) expense, net	(198.2)	(222.3)	24.1	11
Total operating costs and expenses	16,601.5	15,903.7	697.8	4
OPERATING INCOME	7,473.1	6,841.0	632.1	9
Interest expense	450.9	473.2	(22.3)	(5)
Nonoperating (income) expense, net	21.9	(24.3)	46.2	n/m
Gain on sale of investment		(94.9)	94.9	n/m
Income before provision for income taxes	7,000.3	6,487.0	513.3	8
Provision for income taxes	2,054.0	1,936.0	118.0	6
NET INCOME	$ 4,946.3	$ 4,551.0	395.3	9
EARNINGS PER SHARE-DILUTED	$ 4.58	$ 4.11	0.47	11
Weighted average shares outstanding-diluted	1,080.3	1,107.4	(27.1)	(2)

n/m Not meaningful

Exhibit 99.2

McDonald's Corporation
Supplemental Information
Quarter and Year Ended December 31, 2010

SUPPLEMENTAL INFORMATION

The purpose of this exhibit is to provide additional information related to the results of McDonald's Corporation for the fourth quarter and year ended December 31, 2010. This exhibit should be read in conjunction with Exhibit 99.1.

Impact of Foreign Currency Translation

While changes in foreign currency exchange rates affect reported results, McDonald's mitigates exposures, where practical, by financing in local currencies, hedging certain foreign-denominated cash flows, and purchasing goods and services in local currencies. Management reviews and analyzes business results excluding the effect of foreign currency translation and bases incentive compensation plans on these results because they believe this better represents the Company's underlying business trends. Results excluding the effect of foreign currency translation (also referred to as constant currency) are calculated by translating current year results at prior year average exchange rates.

IMPACT OF FOREIGN CURRENCY TRANSLATION
Dollars in millions, except per share data

Quarters ended December 31,	2010	2009	Currency Translation Benefit / (Cost) 2010
Revenues	$ 6,214.1	$ 5,973.4	$(66.4)
Company-operated margins	790.4	758.4	(6.2)
Franchised margins	1,684.1	1,595.0	(28.5)
Selling, general & administrative expenses	665.8	655.8	5.3
Operating income	1,857.2	1,826.3	(29.2)
Net income	1,242.3	1,216.8	(13.7)
Earnings per share – diluted	1.16	1.11	(0.02)

Years ended December 31,	2010	2009	Currency Translation Benefit / (Cost) 2010
Revenues	$24,074.6	$22,744.7	$187.8
Company-operated margins	3,173.8	2,807.3	34.6
Franchised margins	6,463.5	5,984.5	(14.2)
Selling, general & administrative expenses	2,333.3	2,234.2	(12.0)
Operating income	7,473.1	6,841.0	13.2
Net income	4,946.3	4,551.0	12.9
Earnings per share – diluted	4.58	4.11	0.01

Foreign currency translation had a negative impact on consolidated operating results for the quarter primarily due to the weaker Euro partly offset by the stronger Australian Dollar. Foreign currency translation had a positive impact on consolidated operating results for the year driven by stronger global currencies, primarily the Australian Dollar and Canadian Dollar, partly offset by the weaker Euro.

Net Income and Diluted Earnings per Share

For the fourth quarter and year ended December 31, 2010, net income was $1,242.3 million and $4,946.3 million, respectively, and diluted earnings per share were $1.16 and $4.58, respectively. Results for the quarter included after tax income due to Impairment and other charges (credits), net of $14.4 million, or $0.01 per share, primarily related to the resolution of certain liabilities retained in connection with the 2007 Latin America developmental license transaction. Results for the year included after tax charges due to Impairment and other charges (credits), net of $24.6 million, or $0.02 per share, primarily related to restaurant closings in Japan in conjunction with the first quarter strategic review of the market's restaurant portfolio, partly offset by the credit relating to the Latin America transaction referred to above. Foreign currency translation had a negative impact of $0.02 per share on diluted earnings per share for the quarter and a positive impact of $0.01 per share for the year.

For the fourth quarter and year ended December 31, 2009, net income was $1,216.8 million and $4,551.0 million, respectively, and diluted earnings per share were $1.11 and $4.11, respectively. The quarter and full year benefited by after tax income due to Impairment and other charges (credits), net of $89.6 million and $91.4 million, respectively, or $0.08 per share for both periods primarily related to the resolution of certain liabilities retained in connection with the 2007 Latin America developmental license transaction. Results for the year also benefited by an after tax gain of $58.8 million or $0.05 per share related to the sale of the Company's minority interest in Redbox Automated Retail, LLC (Redbox).

During the fourth quarter 2010, the Company repurchased 5.9 million shares of its stock for $456.3 million, bringing the total repurchases for 2010 to 37.8 million shares or nearly $2.7 billion. During the fourth quarter 2010, the Company paid a quarterly dividend of $0.61 per share or $643.5 million, bringing the total dividends paid for 2010 to $2.4 billion.

Revenues

Revenues consist of sales by Company-operated restaurants and fees from restaurants operated by franchisees. Revenues from conventional franchised restaurants include rent and royalties based on a percent of sales along with minimum rent payments and initial fees. Revenues from franchised restaurants that are licensed to affiliates and developmental licensees include a royalty based on a percent of sales and generally include initial fees.

REVENUES
Dollars in millions

Quarters ended December 31,	2010	2009	% Inc / (Dec)	% Inc / (Dec) Excluding Currency Translation
Company-operated sales				
U.S.	$1,056.3	$1,043.2	1	1
Europe	1,804.9	1,821.4	(1)	4
APMEA*	1,110.7	972.8	14	9
Other Countries & Corporate**	198.3	192.6	3	(1)
Total	$4,170.2	$4,030.0	3	4
Franchised revenues				
U.S.	$ 980.8	$ 930.3	5	5
Europe	693.5	698.5	(1)	6
APMEA*	219.0	181.3	21	13
Other Countries & Corporate**	150.6	133.3	13	14
Total	$2,043.9	$1,943.4	5	7
Total revenues				
U.S.	$2,037.1	$1,973.5	3	3
Europe	2,498.4	2,519.9	(1)	5
APMEA*	1,329.7	1,154.1	15	9
Other Countries & Corporate**	348.9	325.9	7	5
Total	$6,214.1	$5,973.4	4	5

Years ended December 31,	2010	2009	% Inc / (Dec)	% Inc / (Dec) Excluding Currency Translation
Company-operated sales				
U.S.	$ 4,229.4	$ 4,295.4	(2)	(2)
Europe	6,931.8	6,720.6	3	5
APMEA*	4,297.1	3,713.7	16	9
Other Countries & Corporate**	775.0	728.8	6	(3)
Total	$16,233.3	$15,458.5	5	4
Franchised revenues				
U.S.	$ 3,882.2	$ 3,648.4	6	6
Europe	2,637.4	2,553.2	3	8
APMEA*	768.4	623.3	23	11
Other Countries & Corporate**	553.3	461.3	20	16
Total	$ 7,841.3	$ 7,286.2	8	8
Total revenues				
U.S.	$ 8,111.6	$ 7,943.8	2	2
Europe	9,569.2	9,273.8	3	6
APMEA*	5,065.5	4,337.0	17	9
Other Countries & Corporate**	1,328.3	1,190.1	12	4
Total	$24,074.6	$22,744.7	6	5

*   APMEA represents Asia/Pacific, Middle East and Africa

**   Other Countries & Corporate represents operations in Canada and Latin America, as well as Corporate activities

- *Consolidated:* Revenues increased 4% (5% in constant currencies) for the quarter and 6% (5% in constant currencies) for the year. The constant currency growth was driven by positive comparable sales. The impact of refranchising on consolidated revenues is lessening because the number of Company-operated restaurants sold to franchisees has declined compared with the prior year, in line with our overall strategy.

- *U.S.:* Revenues increased for the quarter and year primarily due to positive comparable sales, partly offset by the impact of refranchising activity. Comparable sales were driven by the promotion of customer favorites, including Chicken McNuggets and McRib in the quarter, as well as the everyday affordability of value-based beverages, the Dollar Menu and the McCafé line-up.

- *Europe:* The constant currency increase in revenues for the quarter and year was primarily driven by comparable sales increases in the U.K., Russia (which is entirely Company-operated) and France, as well as expansion in Russia. These increases were partly offset by the impact of refranchising activity, primarily in the U.K.

- *APMEA:* The constant currency increase in revenues for the quarter and year was primarily driven by comparable sales increases in China, Australia and most other markets, as well as expansion in China.

Comparable sales are a key performance indicator used within the retail industry and are reviewed by management to assess business trends. Increases or decreases in comparable sales represent the percent change in constant currency sales from the same period in the prior year for all restaurants, whether operated by the Company or by franchisees, in operation at least thirteen months, including those temporarily closed.

COMPARABLE SALES

| | % Increase / (Decrease) | | | | | |
| | Months Ended December 31, * | | Quarters Ended December 31, | | Years Ended December 31,** | |
	2010	2009	2010	2009	2010	2009
U.S.	2.6	1.0	4.4	0.1	3.8	2.6
Europe	(0.5)	5.1	3.4	4.8	4.4	5.2
APMEA	8.9	1.0	5.5	1.5	6.0	3.4
Other Countries & Corporate	10.7	6.4	11.6	6.8	11.3	5.5
Total	3.7	2.7	5.0	2.3	5.0	3.8

* The number of weekdays and weekend days can impact reported comparable sales. The calendar shift/trading day adjustment varied by area of the world, ranging from 0.4% to 0.7% in December 2010. In addition, the timing of holidays can impact comparable sales.

** On a consolidated basis, comparable guest counts (the number of transactions at all restaurants, whether operated by the Company or by franchisees, in operation at least thirteen months, including those temporarily closed) increased 4.9% and 1.4% for the year ended December 31, 2010 and 2009, respectively.

The following tables present Systemwide sales growth rates and franchised sales. Systemwide sales include sales at all restaurants, whether operated by the Company or by franchisees. While franchised sales are not recorded as revenues by the Company, management believes the information is important in understanding the Company's financial performance because these sales are the basis on which the Company calculates and records franchised revenues and are indicative of the financial health of the franchisee base.

SYSTEMWIDE SALES

| | Month Ended December 31, 2010 | | Quarter Ended December 31, 2010 | | Year Ended December 31, 2010 | |
	% Inc / (Dec)	% Inc Excluding Currency Translation	% Inc / (Dec)	% Inc Excluding Currency Translation	% Inc	% Inc Excluding Currency Translation
U.S.	3	3	5	5	4	4
Europe	(5)	2	(1)	6	3	7
APMEA	17	9	13	6	15	7
Other Countries & Corporate	8	13	9	14	13	13
Total	4	5	5	6	7	6

4

FRANCHISED SALES
Dollars in millions

Quarters ended December 31,	2010	2009	% Inc / (Dec)	% Inc Excluding Currency Translation
U.S.	$ 7,108.1	$ 6,725.9	6	6
Europe	3,943.0	3,964.0	(1)	7
APMEA	3,059.9	2,711.4	13	5
Other Countries & Corporate	1,824.9	1,658.8	10	15
Total*	$15,935.9	$15,060.1	6	7

Years ended December 31,	2010	2009	% Inc	% Inc Excluding Currency Translation
U.S.	$28,166.0	$26,737.2	5	5
Europe	15,048.8	14,572.6	3	8
APMEA	11,372.8	9,870.8	15	7
Other Countries & Corporate	6,559.3	5,747.3	14	15
Total*	$61,146.9	$56,927.9	7	7

* For the quarters, sales from developmental licensee restaurants or foreign affiliated markets where the Company earns a royalty based on a percent of sales were $3,502.9 million and $3,175.5 million in 2010 and 2009, respectively, and for the year, were $12,882.5 million and $11,702.8 million in 2010 and 2009, respectively. The remaining balance of franchised sales is derived from conventional franchised restaurants where the Company earns rent and royalties based primarily on a percent of sales.

5

Restaurant Margins

FRANCHISED AND COMPANY-OPERATED RESTAURANT MARGINS
Dollars in millions

Quarters ended December 31,	Percent 2010	Percent 2009	Amount 2010	Amount 2009	% Inc / (Dec)	% Inc/ (Dec) Excluding Currency Translation
Franchised						
U.S.	83.2	82.9	$ 816.3	$ 771.5	6	6
Europe	78.2	78.2	542.4	546.2	(1)	6
APMEA	89.4	89.4	195.8	162.1	21	13
Other Countries & Corporate	86.1	86.4	129.6	115.2	13	15
Total	82.4	82.1	$1,684.1	$1,595.0	6	7
Company-operated						
U.S.	20.6	20.3	$ 217.5	$ 211.5	3	3
Europe	19.5	19.2	352.1	350.0	1	6
APMEA	17.1	17.1	190.3	166.5	14	8
Other Countries & Corporate	15.3	15.8	30.5	30.4	—	(4)
Total	19.0	18.8	$ 790.4	$ 758.4	4	5

Years ended December 31,	Percent 2010	Percent 2009	Amount 2010	Amount 2009	% Inc	% Inc Excluding Currency Translation
Franchised						
U.S.	83.4	83.1	$3,239.0	$3,030.8	7	7
Europe	78.2	78.3	2,062.6	1,997.9	3	8
APMEA	89.3	89.6	685.9	558.7	23	11
Other Countries & Corporate	86.0	86.1	476.0	397.1	20	17
Total	82.4	82.1	$6,463.5	$5,984.5	8	8
Company-operated						
U.S.	21.3	19.4	$ 902.1	$ 832.4	8	8
Europe	19.8	18.4	1,373.4	1,239.7	11	13
APMEA	17.8	16.8	764.6	624.1	23	14
Other Countries & Corporate	17.2	15.2	133.7	111.1	20	9
Total	19.6	18.2	$3,173.8	$2,807.3	13	12

- *Franchised:* Franchised margin dollars increased $89.1 million or 6% (7% in constant currencies) for the quarter and $479.0 million or 8% (8% in constant currencies) for the year. Positive comparable sales were the primary driver of the constant currency growth in franchised margin dollars and percent.

    - *U.S.:* The franchised margin percent increased for the quarter and year primarily due to positive comparable sales.

    - *Europe:* The franchised margin percent remained relatively flat for the quarter and year as positive comparable sales were offset primarily by higher occupancy expenses, the cost of strategic brand and sales building initiatives, and refranchising activity.

    - *APMEA:* The franchised margin percent declined for the year primarily driven by foreign currency translation, mostly due to the stronger Australian dollar.

- *Company-operated:* Company-operated margin dollars increased $32.0 million or 4% (5% in constant currencies) for the quarter and $366.5 million or 13% (12% in constant currencies) for the year. Positive comparable sales, partly offset by higher occupancy & other costs and increased labor costs, were the primary drivers of the constant currency growth in Company-operated margin dollars and percent. The year also benefited from lower commodity costs.

    - *U.S.:* The Company-operated margin percent increased for the quarter primarily due to positive comparable sales, partly offset by higher labor costs. The Company-operated margin percent increased for the year due to lower commodity costs and positive comparable sales, partly offset by higher labor costs. Refranchising had a positive impact on both periods.

6

- *Europe:* The Company-operated margin percent increased for the quarter primarily due to positive comparable sales, partly offset by higher labor and slightly higher commodity costs. The Company-operated margin percent increased for the year primarily due to positive comparable sales and lower commodity costs, partly offset by higher labor costs.

- *APMEA:* The Company-operated margin percent was flat for the quarter and increased for the year reflecting positive comparable sales, higher occupancy & other costs and increased labor costs. The year also benefited from lower commodity costs.

The following table presents Company-operated restaurant margin components as a percent of sales.

CONSOLIDATED COMPANY-OPERATED RESTAURANT EXPENSES AND MARGINS AS A PERCENT OF SALES

	Quarters Ended December 31,		Years Ended December 31,	
	2010	2009	2010	2009
Food & paper	32.7	32.6	32.6	33.5
Payroll & employee benefits	25.5	25.8	25.4	25.6
Occupancy & other operating expenses	22.8	22.8	22.4	22.7
Total expenses	81.0	81.2	80.4	81.8
Company-operated margins	19.0	18.8	19.6	18.2

Selling, General & Administrative Expenses

Years ended December 31,	2010	2009	% Inc	% Inc Excluding Currency Translation
U.S.	$ 781.3	$ 750.6	4	4
Europe	653.2	654.8	—	2
APMEA	305.8	276.8	10	4
Other Countries & Corporate	593.0	552.0	7	5
Total	$2,333.3	$2,234.2	4	4

- Selling, general & administrative expenses increased 2% (2% in constant currencies) for the quarter and increased 4% (4% in constant currencies) for the year. The Vancouver Winter Olympics in February and the Company's biennial Worldwide Owner/Operator Convention in April contributed to the overall increase for the year.

- Selling, general & administrative expenses as a percent of revenues decreased to 9.7% for the year 2010 compared with 9.8% for 2009, and as a percent of Systemwide sales, decreased to 3.0% for 2010 compared with 3.1% for 2009.

Impairment and Other Charges (Credits), Net

- In the first quarter, McDonald's Japan (a 50%-owned affiliate) announced plans to close approximately 430 restaurants by mid-2011 in conjunction with the strategic review of the market's restaurant portfolio. These actions are designed to enhance the brand image, overall profitability and returns of the market. For the year 2010, the Company recorded after tax impairment charges of $39.3 million related to its share of restaurant closing costs in Japan.

- For the fourth quarter and full year 2010, the Company recorded income of $21.0 million related to the resolution of certain liabilities retained in connection with the 2007 Latin America developmental license transaction.

- For the fourth quarter and full year 2009, the Company recorded income of $65.2 million primarily related to the resolution of certain liabilities retained in connection with the 2007 Latin America developmental license transaction.

Other Operating (Income) Expense, Net

OTHER OPERATING (INCOME) EXPENSE, NET
Dollars in millions

	Quarters Ended December 31,		Years Ended December 31,	
	2010	2009	2010	2009
Gains on sales of restaurant businesses	$(18.3)	$(34.7)	$ (79.4)	$(113.3)
Equity in earnings of unconsolidated affiliates	(33.0)	(49.6)	(164.3)	(167.8)
Asset dispositions and other expense	14.9	17.6	45.5	58.8
Total	$(36.4)	$(66.7)	$(198.2)	$(222.3)

- Gains on sales of restaurant businesses for the quarter and year reflected less than half the number of sites refranchised in 2010 compared with 2009.

- Equity in earnings of unconsolidated affiliates for the quarter and year reflected a reduction in the number of unconsolidated affiliate restaurants worldwide. The full year decrease was partly offset by improved operating performance in Japan. Impairment charges relating to restaurant closings in Japan are recorded in Impairment and other charges (credits), net.

Operating Income

OPERATING INCOME
Dollars in millions

Quarters ended December 31,	2010	2009	% Inc / (Dec)	% Inc / (Dec) Excluding Currency Translation
U.S.	$ 811.7	$ 805.7	1	1
Europe	725.5	708.4	2	9
APMEA	313.2	266.1	18	10
Other Countries & Corporate	6.8	46.1	(85)	(80)
Total	$1,857.2	$1,826.3	2	3

Years ended December 31,	2010	2009	% Inc / (Dec)	% Inc / (Dec) Excluding Currency Translation
U.S.	$3,446.5	$3,231.7	7	7
Europe	2,796.8	2,588.1	8	12
APMEA	1,199.9	989.5	21	11
Other Countries & Corporate	29.9	31.7	(6)	(43)
Total	$7,473.1	$6,841.0	9	9

Impairment and other charges (credits), net negatively impacted constant currency operating income growth by 3 and 1 percentage points for the quarter and year, respectively.

- *U.S.:* Operating results increased for the quarter and year primarily due to higher restaurant margin dollars. The fourth quarter operating income growth percentage was negatively impacted by 4 percentage points due to lower gains on the sales of restaurant businesses, lower equity in earnings of unconsolidated affiliates and lower gains on asset dispositions.

- *Europe:* Constant currency operating results for the quarter and year reflected stronger operating performance in France and Russia. The U.K. and Germany also contributed for the year.

- *APMEA:* Constant currency operating results for the quarter and year were driven primarily by stronger results in Australia and many other markets. The Company's share of impairment charges related to restaurant closings in Japan negatively impacted the growth rate by 4 percentage points for the year.

Combined Operating Margin: Combined operating margin is defined as operating income as a percent of total revenues. Combined operating margin for the year 2010 and 2009 was 31.0% and 30.1%, respectively.

Interest Expense

- Interest expense increased for the quarter reflecting higher average debt balances partly offset by lower average interest rates and decreased for the year primarily due to lower average interest rates.

Nonoperating (Income) Expense, Net

NONOPERATING (INCOME) EXPENSE, NET
Dollars in millions

	Quarters Ended December 31,		Years Ended December 31,	
	2010	2009	2010	2009
Interest income	$ (6.8)	$ (4.4)	$(20.6)	$(19.1)
Translation and hedging activity	(8.1)	0.1	(1.7)	(31.8)
Other expense	21.5	14.4	44.2	26.6
Total	$ 6.6	$10.1	$ 21.9	$(24.3)

Gain on Sale of Investment

- In 2009, the Company sold its minority ownership interest in Redbox to Coinstar, Inc., the majority owner, and recognized a nonoperating pretax gain of $94.9 million for the year.

Income Taxes

- The effective income tax rate was 29.3% for the full year 2010 compared with 29.8% for the full year 2009 and 28.3% for fourth quarter 2010 compared with 28.5% for fourth quarter 2009.

- In the fourth quarter 2010, the Internal Revenue Service (IRS) concluded its field examination of the Company's U.S. federal income tax returns for 2007 and 2008. As part of this exam, the Company has resolved proposed adjustments related to transfer pricing matters that were previously received from the IRS. The tax provision impact associated with the completion of this field examination was not significant. The Company continues to disagree with the IRS' proposed adjustments related to certain foreign tax credits of about $400 million, excluding interest and potential penalties. Management continues to believe that these adjustments are not justified, and intends to pursue all available remedies. The Company cannot predict with certainty the timing of resolution; however, the Company does not believe the resolution will have a material impact on its results of operations or cash flows.

Outlook

While the Company does not provide specific guidance on earnings per share, the following information is provided to assist in forecasting the Company's future results.

- Changes in Systemwide sales are driven by comparable sales and net restaurant unit expansion. The Company expects net restaurant additions to add approximately 1.5 percentage points to 2011 Systemwide sales growth (in constant currencies), most of which will be due to the 541 net traditional restaurants added in 2010.

- The Company does not generally provide specific guidance on changes in comparable sales. However, as a perspective, assuming no change in cost structure, a 1 percentage point increase in comparable sales for either the U.S. or Europe would increase annual diluted earnings per share by about 3 cents.

- With about 75% of McDonald's grocery bill comprised of 10 different commodities, a basket of goods approach is the most comprehensive way to look at the Company's commodity costs. For the full year 2011, the total basket of goods cost is expected to increase 2-2.5% in the U.S. and to increase 3.5-4.5% in Europe.

- The Company expects full-year 2011 selling, general & administrative expenses to decrease 2-3%, in constant currencies, with fluctuations experienced between quarters due in part to certain items in 2010, such as the Vancouver Winter Olympics in February and the biennial Worldwide Owner/Operator Convention in April.

- Based on current interest and foreign currency exchange rates, the Company expects interest expense for the full year 2011 to increase approximately 7% compared with 2010.

- A significant part of the Company's operating income is generated outside the U.S., and about 40% of its total debt is denominated in foreign currencies. Accordingly, earnings are affected by changes in foreign currency exchange rates, particularly the Euro, British Pound, Australian Dollar and Canadian Dollar. Collectively, these currencies represent approximately 65% of the Company's operating income outside the U.S. If all four of these currencies moved by 10% in the same direction, the Company's annual diluted earnings per share would change by about 20 cents.

- The Company expects the effective income tax rate for the full-year 2011 to be approximately 30% to 32%. Some volatility may be experienced between the quarters resulting in a quarterly tax rate that is outside the annual range.

- The Company expects capital expenditures for 2011 to be approximately $2.5 billion. About half of this amount will be used to open new restaurants. The Company expects to open about 1,100 restaurants including about 400 restaurants in affiliated and developmental licensee markets, such as Japan and Latin America, where the Company does not fund any capital expenditures. The Company expects net additions of about 750 restaurants. The remaining capital will be used for reinvestment in existing restaurants. Over half of this reinvestment will be used to reimage approximately 2,200 locations worldwide, some of which will require no capital investment from the Company.

Restaurant Information

SYSTEMWIDE RESTAURANTS

At December 31,	2010	2009	Inc / (Dec)
U.S.*	14,027	13,980	47
Europe			
Germany*	1,386	1,361	25
United Kingdom	1,194	1,193	1
France	1,193	1,160	33
Spain	414	406	8
Italy	410	391	19
Russia	275	244	31
Other	2,097	2,030	67
Total Europe	6,969	6,785	184
APMEA			
Japan*	3,302	3,714	(412)
China	1,287	1,137	150
Australia	831	808	23
Taiwan	348	346	2
Other	2,656	2,483	173
Total APMEA	8,424	8,488	(64)
Other Countries & Corporate			
Canada*	1,434	1,425	9
Brazil	616	576	40
Mexico	397	382	15
Other	870	842	28
Total Other Countries & Corporate	3,317	3,225	92
Systemwide restaurants	32,737	32,478	259
Countries	117	117	—

* Reflected the following satellites: At December 31, 2010 – U.S. 1,112, Germany 174, Japan 974, Canada 460; At December 31, 2009 – U.S. 1,155, Germany 174, Japan 1,228, Canada 456.

11

SYSTEMWIDE RESTAURANTS BY TYPE

At December 31,	2010	2009	Inc / (Dec)
U.S.			
Conventional franchised	12,477	12,402	75
Company-operated	1,550	1,578	(28)
Total U.S.	14,027	13,980	47
Europe			
Conventional franchised	4,785	4,639	146
Developmental licensed	179	145	34
Total Franchised	4,964	4,784	180
Company-operated	2,005	2,001	4
Total Europe	6,969	6,785	184
APMEA			
Conventional franchised	872	815	57
Developmental licensed	1,471	1,260	211
Affiliated	3,574	4,036	(462)
Total Franchised	5,917	6,111	(194)
Company-operated	2,507	2,377	130
Total APMEA	8,424	8,488	(64)
Other Countries & Corporate			
Conventional franchised	1,145	1,164	(19)
Developmental licensed	1,835	1,755	80
Total Franchised	2,980	2,919	61
Company-operated	337	306	31
Total Other Countries & Corporate	3,317	3,225	92
Systemwide			
Conventional franchised	19,279	19,020	259
Developmental licensed	3,485	3,160	325
Affiliated	3,574	4,036	(462)
Total Franchised	26,338	26,216	122
Company-operated	6,399	6,262	137
Total Systemwide	32,737	32,478	259

Risk Factors and Cautionary Statement Regarding Forward-Looking Statements

The information in this report includes forward-looking statements about our plans and future performance, including those under Outlook for 2010. These statements use such words as "may," "will," "expect," "believe" and "plan." They reflect our expectations and speak only as of the date of this report. We do not undertake to update them. Our expectations (or the underlying assumptions) may change or not be realized, and you should not rely unduly on forward-looking statements.

Our business and execution of our strategic plan, the Plan to Win, are subject to risks. The most important of these is our ability to remain relevant to our customers and a brand they trust. Meeting customer expectations is complicated by the risks inherent in our operating environment. The informal eating out (IEO) segment of the restaurant industry, although largely mature in our major markets, is highly fragmented and competitive. The current economic environment has caused the IEO segment to contract in many markets, including some of our major markets, and this may continue. The current environment, including persistently high unemployment rates in many of our markets, has also increased consumer focus on value and heightened pricing pressures across the industry. Combined with increasing pressure on commodity and labor costs, these circumstances could affect our ability to continue to grow comparable sales and margins despite the strength of our Brand and value proposition. We have the added challenge of the cultural, economic and regulatory differences that exist among the more than 100 countries where we operate. Our operations, plans and results are also affected by regulatory and similar initiatives around the world, as well as by the focus on nutritional content and the production, processing and preparation of food "from field to front counter."

The risks we face can have an impact both in the near- and long-term and are reflected in the following considerations and factors that we believe are most likely to affect our performance.

Our ability to remain a relevant and trusted brand and to increase sales depends largely on how well we execute the Plan to Win.

The Plan to Win addresses the key drivers of our business and results – people, products, place, price and promotion. The quality of our execution depends mainly on the following:

- Our ability to anticipate and respond effectively to trends or other factors that affect the IEO segment and our competitive position in the diverse markets we serve, such as spending patterns, demographic changes, trends in food preparation, consumer preferences and publicity about us, all of which can drive popular perceptions of our business or affect the willingness of other companies to enter into site, supply or other arrangements or alliances with us;

- Our ability to drive restaurant improvements and to motivate our restaurant personnel to achieve sustained high service levels so as to improve consumer perceptions of our ability to meet expectations for quality food served in clean and friendly environments;

- Whether our restaurant reimaging and rebuilding efforts, which remain a priority notwithstanding the current challenging economic and operating environment, are targeted at the elements of the restaurant experience that will best accomplish our goals to enhance the relevance of our Brand and achieve an efficient allocation of our capital resources;

- The risks associated with our franchise business model, including whether our franchisees and developmental licensees will have the experience and financial resources to be effective operators and remain aligned with us on operating, promotional and capital-intensive initiatives and the potential impact on us if they experience food safety or other operational problems or project a brand image inconsistent with our values, particularly if our contractual and other rights and remedies are limited by local law or otherwise, costly to exercise or subject to litigation;

- The success of our initiatives to support menu choice, physical activity and nutritional awareness and to address these and other matters of social responsibility in a way that communicates our values effectively and inspires trust and confidence;

- Our ability to respond effectively to adverse perceptions about the quick-service category of the IEO segment or about our products, promotions and premiums, such as Happy Meals (collectively, our products), or the reliability of our supply chain and the safety of our products, and our ability to manage the potential impact on McDonald's of food-borne illnesses or product safety issues;

- The success of our plans to improve existing menu items and to roll out new menu items, as well as the impact of our competitors' actions, including in response to our menu changes and product introductions, and our ability to continue robust menu development and manage the complexity of our restaurant operations;

- Our ability to differentiate the McDonald's experience in a way that balances consumer value with margin expansion, particularly in markets where pricing or cost pressures are significant or have been exacerbated by the current challenging economic and operating environment;

- The impact of pricing, marketing and promotional plans on sales and margins and our ability to adjust these plans to respond quickly to changing economic conditions;

- The impact of events such as boycotts or protests, labor strikes and supply chain interruptions (including due to lack of supply or price increases) that can adversely affect us directly or adversely affect the vendors, franchisees and others that are also part of the McDonald's System and whose performance has a material impact on our results;

- Our ability to recruit and retain qualified local personnel to manage our operations and growth in certain developing markets;

- Our ability to leverage promotional or operating successes in individual markets into other markets in a timely and cost-effective way; and

- The costs and operational risks associated with our increasing reliance on information technology (including our point-of-sale and other in-store technology systems or platforms), such as the need for increasing investments to upgrade and maintain our systems, the potential for system failures or programming errors and the impact on our margins as the use of cashless payments becomes more widespread.

Our results and financial condition are affected by global and local market conditions, which can adversely affect our sales, margins and net income.

Our results of operations are substantially affected not only by global economic conditions, but also by local operating and economic conditions, which can vary substantially by market. Unfavorable conditions can depress sales in a given market or daypart (e.g., breakfast). To mitigate the impact of these conditions, we may take promotional or other actions that adversely affect our margins, limit our operating flexibility or result in charges, restaurant closings or sales of Company-operated restaurants. Some macroeconomic conditions could have an even more wide-ranging and prolonged impact. The current environment has been characterized by weak economies, persistently high unemployment rates and continuing uncertainty in financial and credit markets. These conditions have significantly affected consumer confidence and spending. Moreover, the strength of the current recovery is uncertain in many of our most important markets, and growth in consumer spending generally lags improvement in the broader economy. The key factors that can affect our operations, plans and results in this environment are the following:

- Whether our strategies will permit us to compete effectively and make continued market share gains despite the uncertain economic outlook, while at the same time achieving sales and operating income within our targeted long-term average annual range of growth;

- The effectiveness of our supply chain management, including hedging strategies, to assure reliable and sufficient product supply on favorable terms;

- The impact of foreign exchange and interest rates, as well as governmental actions to manage national economic matters, including austerity initiatives, credit availability, unemployment and taxation rates, all of which can also affect relative levels of disposable income and discretionary expenditures, such as food away from home;

- The impact on our margins of labor costs given our labor-intensive business model, the long-term trend toward higher wages in both mature and developing markets and any potential impact of union organizing efforts;

- Whether we are able to identify and develop restaurant sites consistent with our plans for net growth of Systemwide restaurants from year to year, and whether new sites are as profitable as expected;

- The challenges and uncertainties associated with operating in developing markets, such as China and Russia, which may entail a relatively higher risk of political instability, economic volatility, crime, corruption and social and ethnic unrest, all of which are exacerbated in many cases by a lack of an independent and experienced judiciary and uncertainties in how local law is applied and enforced, including in areas most relevant to commercial transactions and foreign investment; and

- The nature and timing of decisions about underperforming markets or assets, including decisions that result in impairment charges that reduce our earnings.

Increasing regulatory complexity will continue to affect our operations and results in material ways.

Our legal and regulatory environment worldwide exposes us to complex compliance, litigation and similar risks that affect our operations and results in material ways. In many of our markets, including the United States and Europe, we are subject to increasing regulation, which has increased our cost of doing business. In developing markets, we face the risks associated with new and untested laws and judicial systems. Among the more important regulatory and litigation risks we face and must manage are the following:

- The cost, compliance and other risks associated with the often conflicting and highly prescriptive regulations we face, especially in the United States where inconsistent standards imposed by local, state and federal authorities can adversely affect popular perceptions of our business and increase our exposure to litigation or governmental investigations or proceedings, and the impact of new, potential or changing regulation that affects or restricts elements of our business, particularly those relating to marketing to children, nutritional content and product labeling and safety;

- The impact of nutritional, health and other scientific inquiries and conclusions, which constantly evolve and often have contradictory implications, but nonetheless drive popular opinion, litigation and regulation, including taxation, in ways that could be material to our business;

- The risks and costs of McDonald's nutritional labeling and other disclosure practices, particularly given differences among applicable legal requirements and practices within the restaurant industry with respect to testing and disclosure, ordinary variations in food preparation among our own restaurants, and the need to rely on the accuracy and completeness of information obtained from third party suppliers;

- The risks and costs to us, our franchisees and our supply chain of increased focus by U.S. and overseas governmental authorities and non-governmental organizations on environmental matters, such as climate change, the reduction of greenhouse gases and water consumption, including as a result of initiatives that effectively impose a tax on carbon emissions;

- The impact of litigation trends, particularly in our major markets, including class actions, labor and employment claims and landlord/tenant disputes; the relative level of our defense costs, which vary from period to period depending on the number, nature and procedural status of pending proceedings; and the cost and other effects of settlements or judgments, which may require us to make disclosures or take other actions that may affect perceptions of our Brand and products;

- Adverse results of pending or future litigation, including litigation challenging the composition of our products, or the appropriateness or accuracy of our marketing or other communication practices;

- The increasing costs and other effects of compliance with U.S. and overseas regulations affecting our workforce and labor practices, including regulations relating to wage and hour practices, immigration, mandatory healthcare benefits and unlawful workplace discrimination;

- The impact of the current economic conditions on unemployment levels and consumer confidence and the effect of initiatives to stimulate economic recovery and to further regulate financial markets on the cost and availability of funding for the Company and its franchisees, inflation and foreign exchange rates;

- Disruptions in our operations or price volatility in a market that can result from governmental actions, such as price, foreign exchange or import-export controls, increased tariffs or government-mandated closure of our or our vendors' operations, and the cost and disruption of responding to governmental investigations or proceedings, whether or not they have merit;

- The legal and compliance risks associated with information technology, such as the costs of compliance with privacy, consumer protection and other laws, the potential costs associated with alleged security breaches (including the loss of consumer confidence that may result and the risk of criminal penalties or civil liability to consumers or employees whose data is alleged to have been collected or used inappropriately) and potential challenges to the associated intellectual property rights; and

- The impact of changes in financial reporting requirements, accounting principles or practices, including with respect to our critical accounting estimates, changes in tax accounting or tax laws (or authoritative interpretations relating to any of these matters), and the impact of settlements of pending or any future adjustments proposed by the IRS or other taxing authorities in connection with our tax audits, all of which will depend on their timing, nature and scope.

The trading volatility and price of our common stock may be affected by many factors.

Many factors affect the volatility and price of our common stock in addition to our operating results and prospects. The most important of these, some of which are outside our control, are the following:

- The continuing uncertain global economic and market conditions;

- Governmental action or inaction in light of key indicators of economic activity or events that can significantly influence financial markets, particularly in the United States which is the principal trading market for our common stock, and media reports and commentary about economic or other matters, even when the matter in question does not directly relate to our business;

- Changes in financial or tax reporting and accounting principles or practices that materially affect our reported financial condition and results and investor perceptions of our performance;

- Trading activity in our common stock or trading activity in derivative instruments with respect to our common stock or debt securities, which can reflect market commentary (including commentary that may be unreliable or incomplete in some cases) or expectations about our business, our creditworthiness or investor confidence generally; actions by shareholders and others seeking to influence our business strategies; portfolio transactions in our stock by significant shareholders; or trading activity that results from the ordinary course rebalancing of stock indices in which McDonald's may be included, such as the S&P 500 Index and the Dow Jones Industrial Average;

- The impact of our stock repurchase program, dividend rate or changes in our debt levels on our credit ratings, interest expense, ability to obtain funding on favorable terms or our operating or financial flexibility, especially if lenders impose new operating or financial covenants; and

- The impact on our results of other corporate actions, such as those we may take from time to time as part of our continuous review of our corporate structure in light of business, legal and tax considerations.

Our results can be adversely affected by disruptions or events, such as the impact of severe weather conditions and natural disasters.

Severe weather conditions, natural disasters, terrorist activities, health epidemics or pandemics, or expectations about them, can have an adverse impact on consumer spending and confidence levels or on other factors that affect our results and prospects, such as commodity costs. Our receipt of proceeds under any insurance we maintain with respect to certain of these risks may be delayed or the proceeds may be insufficient to offset our losses fully.